Mail Stop 4561

October 3, 2006

Mr. William Keiper
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053

> **Re: Hypercom Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **File No. 001-13521**

Dear Mr. Keiper:

We have reviewed the above-referenced filings and your response letter dated August 16, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Significant Accounting Policies

Revenue Recognition and Contract Accounting, pages 64-65

1.   Your response to prior comment number 3 states, "[r]evenue from repair and other services is recorded in net product and other revenue." We further note from your response to prior comment number 6 that you classify the revenue generated from consulting services as product and other revenue. However, revenue earned from these services should be reported in your service revenue financial statement caption pursuant

to Rule 5-03 of Regulation S-X. Please tell us how you plan to comply with this guidance.

2. We note your analysis of the factors from AICPA Technical Practice Aid 5100.39 supporting your conclusion that your product sale and long-term service contracts should not be accounted for as a single contract in response to prior comment number 5. Please clarify the following with respect to the analysis supporting your conclusion:

   ▪ Your analysis indicates that service and product sales contracts with a single customer are negotiated separately. Clarify whether these contracts are negotiated or executed within a short time of each other. If these contracts are negotiated or executed within a short time of each other, this would indicate the contracts should be accounted for as a single contract.

   ▪ Clarify how you concluded the product and service elements are not interrelated. In this respect, we note your service contracts include monthly payment terms based on the number of installed terminals under contract.

3. It appears that your response to prior comment number 5 only addresses your application of AICPA Technical Practice Aid 5100.39 with respect to your long-term service contracts. Please also address how you have considered the criteria in AICPA Technical Practice Aid 5100.39 when concluding that separate contracts for your special "one-off" services should not be viewed as one multiple-element arrangement together with product sale contracts and/or long-term service contracts. As part of your response, clarify why you consider consulting services covered by separate contracts to be part of a multiple-element arrangement, as noted by your response to prior comment number 6 indicating that these arrangements are subject to the guidance of EITF 00-21, while other "one-off" services are considered separate arrangements.

4. We note your response to prior comment number 6, which states, "[t]hese consulting services are covered by separate contracts and are therefore accounted as separate units of accounting under EITF 00-21." Clarify the support underlying your conclusion that the product and consulting service elements of these arrangements should be considered separate units of accounting. Tell us the relevance of the separate contract notion of your response and why you believe that it meets the criteria of EITF 00-21 to consider these elements separate units of accounting. Further, expand your analysis to clarify how you have met the criteria of paragraph 9 of EITF 00-21 to separate your product and consulting service elements into separate units of accounting. Specifically, clarify whether you have established objective and reliable evidence of the fair value of the consulting services. We refer you to paragraph 16 of EITF 00-21.

Mr. William Keiper
Hypercom Corporation
October 3, 2006
page 3

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief